20175000

DC

June 21, 2017

Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 6/21/2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MAG Mutual Insurance Company
Incoming letter dated June 16, 2017

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in MAG Mutual Holding Company are not securities within the meaning of the Securities Act or the Exchange Act, the Company causes its current and future policyholders to become members of MAG Mutual Holding Company in connection with and after the Reorganization without registration under the Securities Act or the Exchange Act. Capitalized terms have the same meanings as defined in your letter.

In reaching this position, we particularly note that:

- the Reorganization will be effected under Georgia law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- with the Reorganization, the Company's policyholders will automatically become members of MAG Mutual Holding Company;
- membership interests in MAG Mutual Holding Company will be substantially the same as membership interests in the Company, will not be transferable and will be extinguished once a member is no longer a policyholder;
- MAG Mutual Holding Company will not pay dividends or make other distributions or payments of income or profits to members, except in the event of a dissolution or liquidation or as otherwise approved by the Georgia Commissioner;
- the Reorganization was subject to approval by the Georgia Commissioner after notice to policyholders and a public hearing where policyholders were entitled to appear;
- the Georgia Commissioner approved the Reorganization after finding that it was fair and equitable to the Company's policyholders; and

- MAG Mutual Holding Company will be subject to regulation by the Georgia Commissioner at a level substantially equivalent to that applicable to the Company before the Reorganization.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ryan J. Adams
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

June 21, 2017

Mail Stop 4561

J. Brett Pritchard, Partner
Locke Lord LLP
111 South Wacker Drive, Suite 4100
Chicago, IL 60606

Re: MAG Mutual Insurance Company

Dear Mr. Pritchard:

In regard to your letter of June 16, 2017, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David R. Fredrickson
Chief Counsel & Associate Director

Locke Lord LLP

1933 Act: § 2(a)(1);
1934 Act § 12(g)

June 16, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: MAG Mutual Insurance Company

Dear Sir/Madam:

We are counsel to the following affiliated companies in connection with a proposed Reorganization described in detail below:

- MAG Mutual Insurance Company, a mutual insurance company incorporated under the laws of Georgia ("MAG Mutual" or the "Company");
- MAG Mutual Intermediate Holding Company, an intermediate holding company to be organized under the laws of Georgia (the "Intermediate Holding Company") for the purpose of holding all of the shares of the capital stock of the Company following the Reorganization; and
- MAG Mutual Holding Company, a mutual insurance holding company to be organized under the laws of Georgia ("MAG Mutual Holding Company") for the purpose of holding all of the initial shares of the capital stock of the Intermediate Holding Company.

The Reorganization will be effected under the provisions of Chapter 13A of Title 33 of the Official Code of Georgia ("Chapter 13A"). Chapter 13A permits MAG Mutual, as a Georgia mutual insurer, to reorganize by forming MAG Mutual Holding Company as a mutual insurance holding company and continuing the corporate existence of reorganized MAG Mutual as a stock insurer subsidiary of the Intermediate Holding Company (the "Reorganization"). A copy of Chapter 13A is attached hereto as Exhibit A.

I. Request

We respectfully request confirmation that, based upon the facts and circumstances in this letter, the staff of the Division of Corporation Finance (the "Staff") will not recommend that the

Securities and Exchange Commission (the "Commission") take any enforcement action if (i) upon the completion of the Reorganization, the membership interests of the current policyholders in the Company automatically convert to membership interests in MAG Mutual Holding Company, and (ii) following the Reorganization, future policyholders of the Company receive membership interests in MAG Mutual Holding Company automatically in accordance with the Reorganization, the provisions of Chapter 13A and the charter and bylaws of MAG Mutual Holding Company, in each case without registration of the membership interests under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

II. Background

The Company is a mutual insurance company that provides medical professional liability insurance and other related types of business insurance and is incorporated under the laws of Georgia. Under its mutual form of organization, the Company is constrained from pursuing acquisitions, diversifying its operations, undertaking corporate realignments and restructurings, and raising additional capital. Because it is not authorized to issue capital stock, the Company must rely primarily on internally generated funds (i.e., the accumulation of earnings). The capital raising limitations imposed by the Company's mutual form and related barriers to acquisition activity place it at a competitive disadvantage with its competitors organized as stock companies. The board of directors of the Company believes that the Reorganization will:

- enhance the Company's strategic and financial flexibility by creating a corporate structure that will enable it to more easily partner with other mutual insurance companies and mutual insurance holding companies, thereby providing an avenue for expansion, efficiencies of scale and diversification; and
- facilitate the Company's ability to expand its business and, when needed, raise capital through sales of securities.

In the Company's present mutual form, each policyholder has rights both as an insured and as a member of the Company. As an insured, a policyholder is entitled to insurance coverage to the extent and in the amount specified in the insured's policy. The membership interests accompanying the insurance coverage consist of (i) the right to vote in the election of directors of the Company and on other matters submitted to a vote of the membership, and (ii) the right to participate in any distributions of the Company's surplus in the event of a conversion of the Company to a stock corporation not involving the formation of a mutual holding company system (a full demutualization), or the liquidation of the Company. The terms of the insurance policies in force at the effective time of the Reorganization will not be changed by the Reorganization. In the Reorganization, the membership interests of the Company's policyholders will be transferred to MAG Mutual Holding Company and the policyholders' membership interests in MAG Mutual Holding Company will not be separately transferable from the underlying insurance policy. As currently is the case with respect to voting rights of the Company's policyholders, each member of MAG Mutual Holding Company will be entitled to only one vote on each matter submitted to a vote of the membership, irrespective of the number of MAG Mutual insurance policies, or the amount of insurance coverage, owned by such member. The membership rights of the holders of membership interests in MAG Mutual Holding Company, including voting rights, will be substantially the same as the rights they presently have as holders of membership interests in the Company.

III. Georgia Law

Chapter 13A permits a domestic mutual insurance company to adopt a reorganization plan under which it may reorganize into a mutual insurance holding system consisting of the reorganized stock insurer, a mutual insurance holding company and, if applicable, an intermediate stock holding company. In a reorganization under Chapter 13A, the membership interests and contractual policyholder rights of the mutual insurance company's policyholders are separated. The membership interests of the mutual insurance company's policyholders are transferred to the mutual insurance holding company, while their contractual rights remain at the insurance company, which converts to a stock insurance company and becomes a direct or indirect wholly owned stock subsidiary of the mutual insurance holding company. Pursuant to a reorganization plan under Chapter 13A, holders of insurance policies of the reorganized stock insurance company, through their status as policyholders, automatically become members of the mutual insurance holding company. *See* §33-13A-3(b). In addition, a mutual insurer may be acquired by a mutual insurance holding company formed pursuant to Chapter 13A by converting to a stock insurer and merging its policyholders' membership interests into the mutual insurance holding company. As a result, the policyholders of the converted stock insurer become members of the mutual insurance holding company and the converted stock insurer continues its existence as a subsidiary of the mutual insurance holding company. *See* §33-13A-4. Membership interests in a mutual insurance holding company are not securities under Georgia law. *See* §33-13A-8.

All of the reorganized stock insurance company's initial shares of capital stock must be issued to the mutual insurance holding company or to an intermediate stock holding company that is wholly owned by the mutual insurance holding company. The mutual insurance holding company must at all times own a majority of the voting shares of the reorganized stock insurance company or an intermediate holding company that owns all of the voting stock of the reorganized stock insurance company. *See* §33-13A-3(c).

Any reorganization undertaken pursuant to Chapter 13A is subject to the approval of the Insurance Commissioner of the State of Georgia (the "Georgia Commissioner") after a public hearing at which policyholders and other interested parties may appear and be heard. *See* §33-13A-3(a). The Georgia Commissioner may approve a reorganization plan if he is satisfied that "the interests of the policyholders are properly protected and that the reorganization plan is fair and equitable to the policyholders." §33-13A-3(a). The Georgia Commissioner's approval of a reorganization plan may be conditioned upon any modifications to the reorganization plan that the

Georgia Commissioner "finds necessary for the protection of the policyholders' interests." §33-13A-3(a).

A mutual insurance holding company is deemed to be an insurer subject to Title 33 of the Georgia Code and is subject to regulation at a level substantially equivalent to that of a domestic mutual insurance company incorporated in Georgia. *See* §33-13A-5 and §33-13A-6. For example:

- Prior approval of the Georgia Commissioner is required in order to amend the charter of a mutual insurance holding company and to dissolve or liquidate a mutual insurance holding company. *See* §33-13A-5 and §33-13A-6.
- A mutual insurance holding company is deemed to be an insurer for the purposes of the Georgia Insurance Code and is automatically deemed to be a party to any consolidation, rehabilitation or liquidation involving the reorganized stock insurance company. In addition, in the event of any proceeding involving the reorganized stock insurance company, the assets of the mutual insurance holding company are deemed to be assets of the estate of the reorganized stock insurance company for purposes satisfying the claims of the reorganized stock insurance company's policyholders. *See* §33-13A-6.
- As a mutual insurance holding company, MAG Mutual Holding Company will have no authorized, issued or outstanding capital stock. The only means by which MAG Mutual Holding Company could issue capital stock would be for the mutual insurance holding company to first undergo a full demutualization pursuant to the provisions of Georgia law applicable to domestic mutual insurers, which would require advance approval by the Georgia Commissioner and at least two thirds of the members of MAG Mutual Holding Company. The Company currently has no plans for MAG Mutual Holding Company to demutualize and issue capital stock following the Reorganization.
- A mutual insurance holding company's ability to invest in securities is limited to the same extent as a domestic mutual insurance company. *See* §33-13A-6 and Chapter 11 of Title 33 of the Official Code of Georgia.
- A mutual insurance holding company may enter into a merger agreement with a mutual insurance company organized in Georgia or another state, pursuant to which the members of the mutual insurance company would become members of the mutual insurance holding company and the mutual insurer would be reorganized as a stock insurance company subsidiary of the mutual insurance holding company. *See* §33-13A-4. Any such merger would, to the same extent as a merger of a domestic mutual insurer, require the approval of the Georgia Commissioner and at least two thirds of the company's members. *See* §33-14-75.

- A mutual insurance holding company's ability to engage in non-insurance business is limited to the same extent as a mutual insurance company. *See* §33-13A-5 and §33-13-2(b)(1).
- An intermediate stock holding company is also subject to the jurisdiction of the Georgia Commissioner as if it were a mutual insurance holding company. *See* §33-13A-2(2).

In addition, MAG Mutual Holding Company may not pay dividends or make other distributions or payments of income or profits to the Company's members, except in the event of a dissolution or liquidation, or as approved by the Georgia Commissioner.

IV. The Reorganization

A. The Reorganization Plan

In accordance with §33-13A-3(a), the board of directors of the Company adopted a reorganization plan on May 24, 2017 (the "Reorganization Plan") pursuant to which it intends to reorganize into a mutual insurance holding company system by, among other things, (i) forming MAG Mutual Holding Company as the mutual insurance holding company and (ii) amending the charter of the Company to, among other things, authorize the issuance of capital stock. MAG Mutual has submitted its proposed Reorganization Plan, a letter to policyholders including a notice of hearing, a notice of meeting, a proxy card, a proxy statement and a member information statement containing frequently asked questions (the "Member Approval Materials") to the Georgia Commissioner. MAG Mutual intends to use the Member Approval Materials in connection with seeking member approval of the Reorganization. Pursuant to the notice of hearing that was mailed to MAG Mutual's policyholders, the Georgia Commissioner held the public hearing on the Reorganization Plan on May 31, 2017. The Georgia Commissioner approved the Reorganization Plan on June 14, 2017. MAG Mutual plans for the Reorganization Plan to become effective by the end of August of this year.

Upon its reorganization into a stock insurance company, MAG Mutual will continue its corporate existence as a Georgia stock insurance company (hereinafter referred to as "Reorganized MAG Mutual"). All of the shares of the voting stock of Reorganized MAG Mutual will be owned by the Intermediate Holding Company which, in turn, will be a wholly owned subsidiary of MAG Mutual Holding Company. MAG Mutual Holding Company will thereafter be required by Georgia law to hold directly or indirectly a majority of the voting securities of Reorganized MAG Mutual. By operation of law and under the Reorganization Plan, Reorganized MAG Mutual will assume all the liabilities and obligations of the Company and continue to perform all of the contractual obligations of MAG Mutual, including those under its insurance policies in force on the effective date of the Reorganization.

For the Staff's convenience, please refer to the charts attached hereto as Exhibit B for a visual comparison of the companies' corporate structure before and after the Reorganization. As illustrated in Exhibit B, the current subsidiaries of MAG Mutual will remain directly held subsidiaries of Reorganized MAG Mutual post-reorganization. The Company does not intend to issue any membership interests to policyholders of the subsidiaries of MAG Mutual.

Neither MAG Mutual Holding Company nor the Company intends to issue certificates evidencing the membership interests in MAG Mutual Holding Company. Georgia law does not require such issuance. Rather, a list of members will be kept on the books and records of MAG Mutual Holding Company similar to how MAG Mutual currently keeps a list of its members.

Pursuant to the Reorganization Plan, MAG Mutual Holding Company and the Intermediate Holding Company will be organized under Georgia law. The business and the proposed charter and bylaws of MAG Mutual Holding Company, as a mutual insurance holding company, and of the Intermediate Holding Company, as a business corporation organized under Chapter 2 of Title 14 of the Official Code of Georgia, differ in certain respects from MAG Mutual, as a mutual insurance company. Principal differences include the following:

- MAG Mutual Holding Company will be formed for the purpose of engaging in any lawful business authorized under the Georgia Mutual Insurance Holding Company Act, whereas MAG Mutual was formed to transact the following kinds of insurance: property, marine, and transportation; casualty (including workers' compensation); accident and sickness; vehicle and surety. The Intermediate Holding Company will be formed for the purpose of engaging in any lawful acts or activities for which a corporation may be organized under the Georgia Business Corporation Act.
- MAG Mutual Holding Company may not pay dividends or make other distributions or payments of income or profits to the Company's members, except in the event of a dissolution or liquidation, or as approved by the Georgia Commissioner.

Following the approval of the Georgia Commissioner, MAG Mutual intends to hold a meeting of its members, currently scheduled for July 26, 2017, at which the eligible members may vote in person or by proxy to approve the Reorganization Plan. MAG Mutual plans to mail the notice of the meeting to policyholders in mid-June. Approval of the Reorganization Plan is subject to the affirmative vote of not less than two-thirds of eligible members voting in person or by proxy at the meeting vote. The targeted effective date for the Reorganization, subject to obtaining all regulatory and policyholder approvals and the satisfaction of all of the other conditions to consummation of the Reorganization Plan (the "Effective Date"), is at or around the end of August, 2017.

B. Effects of the Reorganization on Members and Policyholders

On the Effective Date, the membership interests and the contract rights of MAG Mutual's policyholders will be separated. Under Chapter 13A, the Reorganization Plan and the charter and bylaws of MAG Mutual Holding Company, policyholders' membership interests in MAG Mutual automatically will be extinguished and replaced with membership interests in MAG Mutual Holding Company. Policyholders' contractual rights will remain intact with MAG Mutual (which will become Reorganized MAG Mutual). Each person who becomes a policyholder of Reorganized MAG Mutual on or after the Effective Date will automatically become a member of MAG Mutual Holding Company until such time as the MAG Mutual insurance policy or policies owned by the member (the "Related Policy") are no longer owned or no longer remain in force.[1]

Membership interests in MAG Mutual prior to the Reorganization are not separately transferable from the Related Policy. Members of MAG Mutual Holding Company also will not be able to transfer their membership interest in MAG Mutual Holding Company or any right arising from such membership. A membership interest in MAG Mutual Holding Company will automatically terminate upon the lapse, non-renewal or other termination of the Related Policy. No member of MAG Mutual Holding Company will be personally liable, as a member, for the debts, liabilities or obligations of MAG Mutual Holding Company or Reorganized MAG Mutual, or subject to assessments of any kind.

Aside from the receipt of membership interests described above, members of MAG Mutual before the Reorganization and members of MAG Mutual Holding Company after the Reorganization will not receive shares of stock, cash, additional insurance policy credits or consideration or payment of any other kind attributable to the Reorganization.

Pursuant to the Reorganization Plan, MAG Mutual Holding Company (whose members will be Reorganized MAG Mutual's policyholders) will initially own all of the outstanding stock in the Intermediate Holding Company, which will own all of the outstanding stock of Reorganized MAG Mutual. After the Reorganization, the membership interests in MAG Mutual Holding Company held by its members will include:

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[1] In addition, under §33-13A-4, MAG Mutual Holding Company may, with the prior approval of the Georgia Commissioner, enter into a merger agreement with a mutual insurance company organized in Georgia or another state pursuant to which policyholders of such other mutual insurance company, including persons who become policyholders after the effective date of the merger, will automatically become members of MAG Mutual Holding Company. Any membership interest in MAG Mutual Holding Company will cease when the insurance policy or policies from which membership derives are no longer owned or no longer remain in force.

- the right to elect the board of directors of MAG Mutual Holding Company;
- the right to vote on such other matters as may come before the members of MAG Mutual Holding Company at an annual meeting or special meeting of its members; and
- subject to the approval of the Georgia Commissioner, the right to receive distributions of the residual assets, if any, of MAG Mutual Holding Company, in the event of its ultimate liquidation, or distributions in the event of its full demutualization.

The charter of MAG Mutual Holding Company will prohibit MAG Mutual Holding Company from paying dividends or making other distributions or payments of income or profits to its members, without the prior consent of the Georgia Commissioner.

V. Summary of the Reorganization

The terms of the Reorganization may be summarized as follows: (i) the Reorganization will be undertaken in accordance with Chapter 13A, which permits the formation of mutual insurance holding companies by mutual insurance companies, (ii) the membership rights of members of MAG Mutual Holding Company will be substantially the same as membership rights of the Company's policyholders', (iii) on and after the Effective Date, persons who hold or subsequently acquire policies of the Company will automatically become members of MAG Mutual Holding Company, (iv) the Reorganization is subject to the approval of two-thirds of the votes cast by the eligible members of the Company and the approval by the Georgia Commissioner after a public hearing on the Reorganization Plan to which the eligible members are entitled to notice and the opportunity to appear, (v) the Georgia Commissioner may approve the Reorganization Plan only after being satisfied that the interests of the policyholders are properly protected and that the Reorganization Plan is fair and equitable to the Company's policyholder members, (vi) MAG Mutual Holding Company will be subject to regulation by the Georgia Commissioner at least equal to that of the Company, and (vii) MAG Mutual Holding Company will not make any distributions to its members except as approved by the Georgia Commissioner.

VI. Section 2(a)(1) of the Securities Act of 1933

Based upon the foregoing facts and the analysis set forth herein, it is our opinion that the grant of membership interests in MAG Mutual Holding Company to the Company's policyholders in connection with the Reorganization, whether arising on the Effective Date of the Reorganization in accordance with the Reorganization Plan or arising from time to time by virtue of the issuance of a policy by Reorganized MAG Mutual, would not constitute the offer or sale of a "security" as that term is defined in the Section 2(a)(1) of the Securities Act.

A. **Definition of a "Security" under Section 2(a)(1) of the Securities Act**

Applying the test developed in *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946) ("Howey"), and its progeny, it is our opinion that neither the grant of membership interests in MAG Mutual Holding Company to existing members of MAG Mutual in connection with the Reorganization, nor the grant of membership interests in MAG Mutual Holding Company from time to time after the Reorganization to future policyholders of Reorganized MAG Mutual, would constitute the offer or sale of a "security" as that term is defined in Section 2(a)(1) of the Securities Act.

The Staff has previously taken no-action positions on numerous occasions in the context of reorganization transactions similar to that contemplated by the Company. *See, e.g.,* American Family Mutual Insurance Company (publicly available December 5, 2016); Federal Life Insurance Company (Mutual) (publicly available August 31, 2015); Blue Cross and Blue Shield of Florida, Inc. (publicly available September 9, 2013); Amerisure Mutual Insurance Company (publicly available May 13, 2009); Pan-American Life Insurance Company (publicly available December 28, 2006); Fidelity Life Association (publicly available October 18, 2006); Employers Insurance Company of Nevada, A Mutual Company (publicly available December 2, 2004); Millers Mutual Insurance Association (publicly available February 20, 2003); Milwaukee Mutual Insurance Company (publicly available January 30, 2003); Maine Mutual Fire Insurance (publicly available November 15, 2001); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001); The Baltimore Life Insurance Company (publicly available December 11, 2000); Woodmen Accident and Life Company (publicly available December 28, 1999); American Republic Insurance Company (publicly available December 23, 1999); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999); Trustmark Insurance Company (publicly available August 25, 1999); Mutual Trust Life Insurance Company (publicly available August 4, 1999); Mutual of Omaha Insurance Company (publicly available November 27, 1998); National Life Insurance Company (publicly available September 18, 1998); Principal Mutual Life Insurance Company (publicly available June 8, 1998); The Ohio National Life Insurance Company (publicly available June 5, 1998); Security Benefit Life Insurance Company (publicly available June 3, 1998); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998); Provident Mutual Life Insurance Company (publicly available April 7, 1998); FCCI Mutual Insurance Company (publicly available March 30, 1998); Ameritas Life Insurance Corporation (publicly available December 8, 1997); Acacia Mutual Life Insurance Company (publicly available June 27, 1997); Pacific Mutual Life Insurance Company (publicly available April 17, 1997); General American Life Insurance Company (publicly available February 20, 1997); and American Mutual Life Insurance Company (publicly available June 13, 1996).

The principal difference between the Reorganization and the past reorganization transactions with respect to which the Staff has taken no-action positions is that this will be the first mutual insurance holding company reorganization proposed to be completed under Georgia law. Chapter 13A is not materially different from the mutual holding company laws in other states in which the

Staff has previously granted no-action relief. In addition, the Member Approval Materials to be used in MAG Mutual's Reorganization are comparable to the materials used in other mutual holding company reorganizations. As discussed below, it is our opinion that the applicability of Georgia law, as compared to other states in which the Staff has considered mutual holding company reorganizations, does not alter the analysis of whether any membership interests of the mutual insurance holding company are securities under Section 2(a)(1) of the Securities Act.

Section 2(a)(1) of the Securities Act, as amended, defines a "security" as including:

> any note, stock, treasury stock, security feature, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Although the term "membership interests" is not specifically included in the above definition, an unlisted interest, participation, or instrument may still be deemed a "security" if it falls within one of two general categories: an "investment contract" or an "interest or instrument commonly known as a 'security.'"

Insurance policies, including their related membership interests, are generally not considered securities that are subject to registration under federal securities laws. Section 3(a)(8) of the Securities Act supports the view that registration is not necessary to protect policyholders in these circumstances. Insurance policies are included within the literal words of Section 3(a)(8) of the Securities Act which, while phrased as an exemption, has been commonly recognized to constitute supererogation (i.e., to reflect the fact that the insurance contracts specified therein are not within the statute's definition of "security"). *See Tcherepnin v. Knight*, 389 U.S. 332, 342, n.30 (1967). Section 3(a)(8) of the Securities Act exempts insurance policies from the registration requirements of the Securities Act if the policies are "issued . . . subject to the supervision of the insurance commissioner . . . of any state . . . of the United States." This section "makes clear what is already implied in the [Securities] Act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the [Securities] Act." H.R. Rep. No. 73-85, at 15 (1933).

The fact that more than one company is involved should not alter the analysis. Since no "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest (because only the Related Policy is purchased), this interest does not constitute a security. *International Brotherhood of Teamsters v. Daniel,* 439 U.S. 551, 559 (1979).

B. Membership Interests are not Investment Contracts

The Supreme Court set forth the criteria to determine the existence of an investment contract in *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). Continuing the approach articulated earlier in *SEC v. C.M. Joiner Leasing* Corp., 320 U.S. 344 (1943), the Howey test focuses on the economic realities of a transaction. An instrument or interest constitutes an investment contract if it: (1) involves an investment (2) in a common enterprise (3) with an expectation of profits (4) solely from the efforts of others. *See Howey,* 328 U.S. at 299.[2] All elements of the Howey test must be met before an investment is deemed to constitute an "investment contract" and, therefore, deemed to be a "security." We understand that the Commission has stated that the second item, "in a common enterprise," is not a separate element of the Howey test.[3] The grant of membership interests in MAG Mutual Holding Company does not meet the first and third elements of the Howey test.

1. Investment

The first criterion under the Howey test, an investment, is not satisfied because policyholders of MAG Mutual (or following the Reorganization, of Reorganized MAG Mutual) are not required to pay cash or any other property to acquire their membership interests in MAG Mutual Holding Company. An investment is characterized by "an exchange for value," most often a monetary contribution. *See Uselton v. Commercial Lovelace Motor Freight, Inc.*, 940 F.2d 564, 574-75 (10th Cir. 1991). The membership interests are not issued upon a simple monetary contribution; instead, membership interests *automatically* accompany, by operation of law and the charter and bylaws of MAG Mutual Holding Company, the ownership of a policy. The money paid by Company or Reorganized Stock Company policyholders is in the form of premiums with the intent to obtain insurance, and not with any profit-making, profit-sharing or investment intent with respect to membership in MAG Mutual Holding Company. Indeed, at the time of issuance of the Related Policies, the membership interests have no value separate and apart from the insurance policies.

Also, the membership interests will not be marketed as investments. The Reorganized Stock Company's selling efforts will focus on insurance coverages. Additionally, current members have been and prospective members must be qualified and accepted as insureds by the Company and Reorganized MAG Mutual, respectively. Such qualification is an independent requirement that must be satisfied on the basis of objective insurance underwriting criteria. Finally, there is no basis

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[2]While the Howey test focused only on investment contracts, the Court subsequently applied the test more broadly. *See Landreth Timber Co. v. Landreth,* 471 U.S. 681, 691 n.5 (1985) (stating that the categories of investment contracts and instruments commonly known as a security are properly analyzed by applying the Howey test); *United Housing Foundation, Inc. v. Forman,* 421 U.S. 837, 852 (1975) (stating that the basic test for distinguishing a transaction involving a security and other commercial dealings is the Howey test).
[3]*See In re Anthony H. Barkate*, Exchange Act Release No. 34-49542, 82 S.E.C. Docket 2130 at n. 13 (April 8, 2004).

for the current or prospective members to regard the membership interests in the Company or in Reorganized MAG Mutual as investments because the membership interests are and will be non-transferable.

2. <u>Expectation of Profits</u>

The third criterion of the Howey test, expectation of profits, is not satisfied because membership interests do not provide any distribution of profits. Membership interests only provide voting rights and other rights as may be provided under Georgia law, such as those occurring upon demutualization or liquidation. The Court defines "profits" under the Howey test as "capital appreciation resulting from the development of the initial investment ... or participation in earnings resulting from the use of investors' funds." *United Housing Foundation, Inc. v. Forman,* 421 U.S. at 852. On its face, voting rights and the opportunity to receive money only in the event of the company's subsequent demutualization or liquidation do not meet the Forman profit definition.

In cases where investors are "attracted solely by the prospects of a return on their investment," the securities laws are applicable. *Id.* at 858. By contrast, "when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply." *Id.* The economic reality of becoming a mutual insurance holding company member is that policyholders part with their money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing insurance, a commodity for personal consumption. As indicated above, MAG Mutual Holding Company will not be permitted to make any direct payment of dividends, distributions, or any other distributions of income or profits to a member with respect to any mutual insurance holding company membership interest, other than as approved by the Georgia Commissioner. A MAG Mutual policyholder's expectations of accretion in value of his/her insurance policy depends solely upon the terms of the insurance contract itself. Furthermore, there is no potential to realize profit by transferring the membership interest to a third party because the membership rights are not assignable.

An owner of a membership interest in MAG Mutual Holding Company therefore has no ability to realize any profit on the membership interest. The ability of the Intermediate Holding Company to raise capital by issuing securities to third parties without further regulatory approval (after receiving regulatory approval for the initial issuance of securities, and subject to the requirement that MAG Mutual Holding Company must always own a majority of the Intermediate Holding Company stock) does not change this result. The sale of Intermediate Holding Company securities would increase the capital of MAG Mutual Holding Company on a consolidated basis. However, members of MAG Mutual Holding Company would receive no economic benefit as members from such a sale because:

i. MAG Mutual Holding Company is not able to pay dividends (or make other distributions or payments of income or profits, except in the event of dissolution or liquidation) to members without the approval of the Georgia Commissioner,

ii. the members are not able to sell, redeem or otherwise receive value for their membership interest (at a higher value than the cost of their Related Policy or at all), and

iii. the reorganized stock insurance company is able to cancel the member's membership interest without consideration by canceling or not renewing the member's Related Policy.

Without the ability to receive any value for a membership interest by transfer or distribution, a member could have no reasonable expectation of profit from an offer and sale of securities. Thus, the lack of further regulatory involvement is not relevant to the analysis of whether a membership interest constitutes a security. The Staff has previously taken a no-action position on several occasions in which an intermediate holding company or stock insurance company was able to issue equity securities without further regulatory approval.[4]

In sum, the inability to receive dividends or other distributions of profits (except in limited circumstances such as a liquidation) or to sell a membership interest to a third party assures that a policyholder will not be motivated "solely by the prospect of a return" on the membership interests. *Id.* at 852 (citing *Howey,* 328 U.S. at 300).

C. <u>Membership Interests are Not Securities Under *Reves*</u>

In *Reves v. Ernst & Young,* 494 U.S. 56 (1990), the Court discussed four factors that are "the same factors that this Court has held apply in deciding whether a transaction involves a 'security'": (1) the transaction in which the interest was received must be reviewed to determine the motivations that would prompt a reasonable seller and buyer to enter into it, (2) the "plan of distribution" must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment,'" (3) the "reasonable expectations of the investing public" with respect to the interest should be examined and (4) the existence of an alternative regulatory scheme that might reduce the risks associated with the interest alleged to constitute a security and "thereby rendering application of the Securities Act unnecessary." *Id.* at 66-67. Under the four criteria set forth in *Reves* for determining whether an instrument is a security, a membership interest in MAG Mutual Holding Company will not constitute a security.

As to the first factor under *Reves*, the Court noted that "if the seller's purpose is to raise money for the general use of a business enterprise or to finance substantial investments and the

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[4] *See e.g.* Amerisure Mutual Insurance Company (publicly available May 13, 2009) (Michigan); Fidelity Life Association (publicly available October 18, 2006) (Illinois); The Baltimore Life Insurance Company (publicly available December 11, 2000) (Maryland); FCCI Mutual Insurance Company (publicly available March 30, 1998) (Florida); Security Benefit Life Insurance Company (publicly available June 3, 1998) (Kansas); and Acacia Mutual Life Insurance Company (publicly available June 27, 1997) (District of Columbia).

buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security.'" *Id.* at 66. This factor suggests that MAG Mutual Holding Company membership interests would not constitute securities because, as discussed above, a reasonable buyer would not purchase a Related Policy with an expectation of receiving a profit on account of the related membership interest. Further, MAG Mutual (and following the Reorganization, Reorganized Stock Company) does not collect insurance premiums upon issuance of Related Policies in order to raise money for the general use of a business enterprise or to finance investments, but rather to charge an adequate amount of premium to pay policy claims made under the Related Policies and the costs of administering those claims.

As to the second factor under *Reves*, the membership interests cannot be freely traded or transferred apart from the accompanying Related Policy; they terminate upon lapse or surrender of the Related Policy, and they cannot be pledged or encumbered. Consequently, there cannot be common trading of the membership interest for speculation or investment.

As to the third factor under *Reves*, the Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. *Id.* at 69. This third factor suggests that the membership interests would not constitute securities for several reasons. First, as noted earlier, membership interests are an inseparable part of the Related Policies, which traditionally are not regarded as securities. Also as noted earlier, the membership interests will not be marketed to the general public as interests that would give rise to a profit expectancy. Sales efforts with respect to the Related Policies will focus on the insurance coverage. Furthermore, no certificates will be issued with respect to the membership interests. Finally, a membership interest in a mutual insurance holding company is specifically excluded from the definition of a security under Georgia law. *See* §33-13A-8.

As to the fourth factor under *Reves*, since MAG Mutual Holding Company will be subject to extensive regulation by the Georgia Commissioner, this factor also supports the conclusion that the membership interests in MAG Mutual Holding Company would not constitute securities. MAG Mutual Holding Company will be governed by a comprehensive regulatory scheme that will substantially reduce the risks associated with the membership interests in MAG Mutual Holding Company, substantially comparable to the regulatory requirements imposed on a Georgia domestic mutual insurer. Some of the regulatory restrictions which will serve to reduce the risks associated with the membership interests in MAG Mutual Holding Company include the following: (i) MAG Mutual Holding Company's charter and bylaws must be approved by the Georgia Commissioner; (ii) the Georgia Commissioner held a public hearing at which policyholders of MAG Mutual and other interested parties were permitted to attend and be heard; (iii) as a condition for approving the Reorganization Plan, the Georgia Commissioner must be satisfied that the interests of the policyholders of MAG Mutual are properly protected and that the Reorganization Plan is fair and equitable to the policyholders; (iv) following the Reorganization the Georgia Commissioner will retain jurisdiction over MAG Mutual Holding Company; (v) MAG Mutual Holding Company may not enter into a merger, be acquired, demutualize, or dissolve without the approval of the Georgia Commissioner or a court; (vi) MAG Mutual Holding Company shall at all times own a majority of the voting stock of the Intermediate Holding Company; (vii) the Intermediate Holding Company shall at all times own all of the voting stock of Reorganized MAG Mutual; (viii) the initial issuance of voting securities to a third party by the Intermediate Holding Company will require the prior approval of the Georgia Commissioner; and (ix) the payment of dividends or other distributions from Reorganized MAG Mutual, MAG Mutual Intermediate Holding Company and MAG Mutual Holding Company will be restricted.

We believe that the insurance statutes and regulations to which MAG Mutual Holding Company will be subject following the Reorganization will satisfy the fourth factor under *Reves*, in that MAG Mutual Holding Company will be subject to an extensive regulatory scheme that will reduce the risks associated with the membership interests in MAG Mutual Holding Company.

D. <u>Intermediate Stock Holding Company</u>

One of the primary purposes of the Reorganization is to enhance financial flexibility, thereby providing an avenue for expansion of the Company's operations. The Reorganization contemplates the formation of an intermediate holding company to hold the stock of Reorganized MAG Mutual. We do not view the added flexibility resulting from the Reorganization, by itself or together with any other aspect of the Reorganization, including the formation of the Intermediate Holding Company, as creating an expectation of profit because the members of MAG Mutual Holding Company do not share in the profits of Reorganized MAG Mutual. The Intermediate Holding Company is proposed to be formed in Georgia in accordance with §33-13A-5 of the Georgia Code. Any initial sale of capital stock by the Intermediate Holding Company to any person other than MAG Mutual Holding Company or one of its subsidiaries may only occur with the prior approval of the Georgia Commissioner. *See* §33-13A-9. Further, any determination to offer shares in the future would depend on numerous factors, including the then-current needs for additional capital to facilitate growth, relevant equity market conditions, the financial and business performance and prospects of the Company and compliance with regulatory requirements and approvals under Georgia law. There are no current plans to offer shares of the capital stock of the Intermediate Holding Company or any of its subsidiaries to the public, to other investors or in connection with acquisitions, although such activities may be undertaken in the future.

We note that in accordance with Chapter 13A, MAG Mutual Holding Company is required at all times to retain direct or indirect ownership and control of a majority of the outstanding voting shares of the Intermediate Holding Company, which is required to directly or indirectly own all of the voting stock of Reorganized MAG Mutual. *See* §33-13A-2(1); §33-13A-3(c); and §33-13A-11. The Intermediate Holding Company will be regulated by the Georgia Commissioner as if it were a mutual insurance holding company. *See* §33-13A-2(2). In addition, any dissolution or liquidation of the Intermediate Holding Company would be subject to the prior approval of the Georgia Commissioner. *See* §33-13A-6 and §33-13A-2(2).

Based on the foregoing, we do not believe that the formation of the Intermediate Holding Company impacts the analysis of *Howey* or *Reves* described above as to whether the membership interests of MAG Mutual Holding Company are securities under Section 2(a)(1) of the Securities Act.

VII. Registration Pursuant to the Securities Exchange Act of 1934

To be subject to registration pursuant to Section 12(g) of the Exchange Act, a person must issue "securities." The definition of "security" in Section 3(a)(10) of the Exchange Act is in all pertinent respects identical to the definition of that term in section 2(a)(1) of the Securities Act.[5] Consequently, in accordance with the discussion of the Securities Act above, we are of the opinion that the mutual insurance holding company membership interests are not securities within the meaning of the Exchange Act. Accordingly, it is our opinion that the mutual insurance holding company will not be subject to the registration requirements of Section 12(g) of the Exchange Act.

VIII. Conclusion

In consideration of the foregoing and consistent with our opinion that the membership interests in MAG Mutual Holding Company do not constitute "securities" as defined in Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, we request that the Staff advise us as to whether it would recommend to the Commission that no action be taken if the Reorganization and issuance of membership interests in MAG Mutual Holding Company as described above are effected without compliance with the registration requirements under the Securities Act and the Exchange Act.

Because of the importance of the Reorganization to the Company, we would appreciate hearing from the Staff at its earliest convenience. In the event you anticipate formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to its reaching any final decision on this matter. If you should have any comments or would like additional information, please contact the undersigned at (312) 443-1773 or Tom Bohac at (312) 443-0337.

Very truly yours,

Locke Lord LLP

J. Brett Pritchard

Attachment

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[5] *See Landreth Timber Co.*, 471 U.S. at 686 n.1 (1982).

Exhibit A

Georgia Insurance Code

TITLE 33 -- INSURANCE...Chapter 13A -- MUTUAL INSURANCE HOLDING COMPANY ACT

33-13A-1

Short title

This chapter shall be known and may be cited as the "Mutual Insurance Holding Company Act."

33-13A-2

Definitions

As used in this chapter, the term:

(1) "Intermediate stock holding company" means one or more stock corporations that own all of the shares of voting stock of one or more reorganized stock insurers after a reorganization under Code Section 33-13A-3 or a merger under Code Section 33-13A-4.

(2) "Majority of the voting stock of the reorganized stock insurer" means shares of the capital stock of the reorganized stock insurer that carry the right to cast a majority of the votes entitled to be cast by all of the outstanding shares of the capital stock of the reorganized stock insurer for the election of directors and on all other matters submitted to a vote of the shareholders of the reorganized stock insurer. The ownership of a majority of the voting stock of the reorganized stock insurer that is required pursuant to this chapter to be at all times owned by a mutual insurance holding company includes indirect ownership through one or more intermediate stock holding companies in a corporate structure approved by the Commissioner. However, indirect ownership through one or more intermediate stock holding companies shall not result in the mutual insurance holding company owning less than the equivalent of a majority of the voting stock of the reorganized stock insurer. The Commissioner shall have jurisdiction over an intermediate stock holding company as if it were a mutual insurance holding company.

(3) "Member" means a person who obtains a membership interest in a mutual insurance holding company by virtue of being a policyholder of a mutual insurer that is the subject of a reorganization plan under Code Section 33-13A-3 or a merger plan under Code Section 33-13A-4.

(4) "Merger plan" means a plan approved by a mutual insurer's board of directors under Code Section 33-13A-4 which proposes to merge a domestic or foreign mutual insurer into an existing mutual insurance holding company or into an intermediate stock holding company, thereby converting the domestic or foreign mutual insurer into a stock insurer.

(5) "Mutual insurance holding company" means a domestic corporation incorporated pursuant to a reorganization plan under Code Section 33-13A-3 or a merger plan under Code Section 33-13A-4, which company is the ultimate parent of a reorganized stock insurer and which may be the parent company of one or more intermediate stock holding companies.

(6) "Policyholder" means a person who is insured under one or more insurance policies or annuity contracts by a mutual insurer at the time of a reorganization under Code Section 33-13A-3 or a merger under Code Section 33-13A-4.

(7) "Reorganization plan" means a reorganization plan adopted by a mutual insurer's board of directors in accordance with Code Section 33-13A-3 or 33-13A-4 which proposes to convert the domestic or foreign mutual insurer into a stock insurer.

(8) "Reorganized stock insurer" means the domestic or foreign stock insurer resulting from a domestic or foreign mutual insurer's reorganization under Code Section 33-13A-3 or merger under Code Section 33-13A-4.

(9) "Voting stock" means securities of any class or any ownership interest having voting power for the election of directors, trustees, or management of a corporation. Voting stock shall also mean any security convertible into or evidencing a right to acquire a voting security.

33-13A-3

Formation of mutual insurance company holding system

(a) A domestic mutual insurer, upon approval of the Commissioner, may reorganize by forming an insurance holding company system, which shall be designated as a mutual insurance holding company, based upon a reorganization plan and continuing the corporate existence of the reorganizing insurer as a stock insurer. Such a reorganization plan must be adopted by the affirmative vote of not less than two-thirds of the mutual insurer's board of directors. The Commissioner, after a public hearing as provided in paragraph (2) of subsection (d) of Code Section 33-13-3, if satisfied that the interests of the policyholders are properly protected and that the reorganization plan is fair and equitable to the policyholders, may approve the proposed reorganization plan and may require as a condition of approval such modifications of the reorganization plan as the Commissioner finds necessary for the protection of the policyholders' interests. A reorganization pursuant to this Code section is subject to the requirements of Code Section 33-13-3. The Commissioner shall retain jurisdiction over a mutual insurance holding company organized pursuant to this Code section to ensure that policyholder interests are protected.

(b) All of the initial shares of the capital stock of the reorganized stock insurer shall be issued to the mutual insurance holding company or to an intermediate stock holding company. The membership interests of the policyholders of the reorganized stock insurer shall become membership interests in the mutual insurance holding company. Policyholders of the reorganized stock insurer shall be members of the mutual insurance holding company in accordance with the articles of incorporation and bylaws of the mutual insurance holding company. The mutual insurance holding company shall at all times own a majority of the voting stock of the reorganized stock insurer or an intermediate stock holding company.

(c) The reorganization plan shall provide that all of the initial shares of capital stock of the reorganized stock insurer shall be issued to the mutual insurance holding company or to an intermediate stock holding company. The reorganization plan shall provide that the mutual insurance holding company shall at all times own a majority of the voting stock of the reorganized stock insurer or, alternatively, that the mutual insurance holding company shall at all times own the majority of voting stock in an intermediate stock holding company, which intermediate stock holding company shall at all times own all of the voting stock of the reorganized stock insurer. The shares of voting stock required to be owned by the mutual insurance holding company or by an intermediate stock holding company shall not be pledged, hypothecated, or in any way encumbered with regard to any obligation, guaranty, or commitment undertaken by or on behalf of the mutual insurance holding company or the intermediate stock holding company, if any. The reorganization plan shall also provide that the board of directors of the mutual insurance holding company will be elected by the members.

(d) The reorganization plan shall provide that membership interests of the policyholders of the mutual insurer shall automatically convert to membership interests in the mutual insurance holding company so long as the policy is in force as of the date the reorganization plan was adopted by the board of directors of the mutual insurer and that, concurrently upon the effective date of the reorganization, the policyholder's membership interests in the mutual insurer shall be extinguished.

33-13A-4

Reorganization

(a) A domestic mutual insurer, upon the approval of the Commissioner, may reorganize by merging its policyholders' membership interests into a mutual insurance holding company formed pursuant to Code Section 33-13A-3 and continuing the corporate existence of the reorganizing insurer as a stock insurer subsidiary of the mutual insurance holding company or an intermediate stock holding company. The Commissioner, after a public hearing as provided in paragraph (2) of subsection (d) of Code Section 33-13-3, if satisfied that the interests of the policyholders are properly protected and that the merger plan is fair and equitable to the policyholders, may approve the merger plan and may require as a condition of approval such modifications of the merger plan as the Commissioner finds necessary for the protection of the policyholders' interests. The Commissioner shall retain jurisdiction over the mutual insurance holding company organized pursuant to this Code section to ensure that policyholder interests are protected.

(b) All of the initial shares of the capital stock of the reorganized stock insurer shall be issued to the mutual insurance holding company or to an intermediate stock holding company. The membership interests of the policyholders of the reorganized stock insurer shall become membership interests in the mutual insurance holding company. Policyholders of the reorganized stock insurer shall be members of the mutual insurance holding company in accordance with the articles of incorporation and bylaws of the mutual insurance holding company. The mutual insurance holding company shall at all times own a majority of the voting stock of the reorganized stock insurer or an intermediate stock holding company. A merger of policyholders' membership interests in a mutual insurer into a mutual insurance holding company shall be deemed to be the acquisition of an insurance control company pursuant to Code Section 33-13-3 and is subject to the requirements of Code Section 33-13-3.

(c) A foreign mutual insurer which, if a domestic mutual insurer, would be organized under Chapter 14 of this title may reorganize upon the approval of the Commissioner and in compliance with the requirements of any law or rule applicable to the foreign mutual insurer by merging its policyholders' membership interests into a mutual insurance holding company formed pursuant to Code Section 33-13A-3 and continuing the corporate existence of the reorganizing foreign mutual insurer as a foreign stock insurer subsidiary of the mutual insurance holding company or one or more intermediate stock holding companies. The Commissioner, after a public hearing as provided in paragraph (2) of subsection (d) of Code Section 33-13-3, may approve the proposed merger. The reorganizing foreign mutual insurer may remain a foreign company or foreign corporation after the merger and may be admitted to do business in this state, upon approval by the Commissioner. A foreign mutual insurer that is a party to the merger may at the same time redomesticate in this state by complying with the applicable requirements of this state and its state of domicile. The provisions of subsection (b) of this Code section shall apply to a merger authorized under this subsection.

33-13A-5

Incorporation and governance

A mutual insurance holding company resulting from the reorganization of a domestic mutual insurer and the reorganized stock insurer shall be incorporated and governed pursuant to Chapter 14 of this title and subject to Chapter 13 of this title. This requirement shall supersede any conflicting provisions of Chapter 2 of Title 14. The articles of incorporation and any amendments to such articles of the mutual insurance holding company shall be subject to approval of the Commissioner in the same manner as those of an insurer. An intermediate stock holding company shall be incorporated and governed pursuant to Chapter 2 of Title 14.

33-13A-6

Proceedings and asset liability

A mutual insurance holding company is deemed to be an insurer subject to this title and shall automatically be a party to any proceeding under this title involving an insurer that, as a result of a reorganization pursuant to Code Section 33-13A-3 or a merger pursuant to Code Section 33-13A-4, is a subsidiary of the mutual insurance holding company or one or more intermediate stock holding companies. In any proceeding involving the reorganized stock insurer, the assets of the mutual insurance holding company are deemed to be assets of the estate of the reorganized stock insurer for purposes of satisfying the claims of the reorganized stock insurer's policyholders. A mutual insurance holding company shall not be dissolved or liquidated without the prior approval of the Commissioner.

33-13A-7

Applicability and demutualization

(a) Code Section 33-14-76 is not applicable to a reorganization or merger pursuant to this chapter.

(b) The demutualization of a mutual insurance holding company is subject to the requirements of Code Section 33-14-76.

33-13A-8

Membership interest does not equal security

A membership interest in a mutual insurance holding company shall not constitute a security as such term is defined in Code Section 11-8-102.

33-13A-9

Voting stock

(a) The offerings of voting stock by a reorganized stock insurer or intermediate stock holding company to any person other than the mutual insurance holding company or a wholly owned subsidiary thereof, which offering is to occur in connection with the reorganization or merger or is the first to occur after the effective date of the reorganization or merger, shall be made only in accordance with such provisions as the reorganization plan or merger plan may contain governing such an initial offering or with the prior approval of the Commissioner after submission of an application by the proposed issuer. The reorganization plan or merger plan shall describe the terms on which members, officers, and directors of the mutual insurance holding company, as well as any other persons, may participate in such offering. The Commissioner may approve any such application unless the Commissioner finds that the offering would be prejudicial to the members of the mutual holding company.

(b) The Commissioner may retain any attorneys, actuaries, accountants, and other experts not otherwise a part of the Commissioner's staff as may be reasonably necessary to assist the Commissioner in reviewing an application submitted pursuant to this Code section, the cost of which shall be borne by the proposed issuer submitting such application.

33-13A-10

Initial meeting notice; voting rights

(a) Within 45 days after the date of the Commissioner's approval of a reorganization plan or merger plan pursuant to this chapter, unless extended by the Commissioner for good cause, the mutual insurer shall hold a meeting of its policyholders to vote upon such plan. The mutual insurer shall give notice at least 30 days before the time fixed for the meeting, by first-class mail to the last known address of each policyholder, that the reorganization plan or merger plan will be voted upon at a regular or special meeting of the policyholders. The notice shall include a brief description of the reorganization plan or merger plan and a statement that the Commissioner has approved such plan. The notice shall also include information regarding where the policyholder can obtain copies of the full reorganization plan or merger at no cost to the policyholder. The notice to each policyholder shall also include a written proxy permitting the policyholder to vote for or against the reorganization plan or merger plan. A reorganization plan or merger plan shall be approved only if not less than two-thirds of the policyholders voting in person or by proxy at the meeting vote in favor of such plan. Each policyholder shall be entitled to only one vote regardless of the number of policies owned by the policyholder.

(b) If a mutual insurer complies substantially and in good faith with the notice requirements of this Code section, the mutual insurer's failure to give any policyholder any required notice does not impair the validity of any action taken under this Code section.

(c) For purposes of voting, policyholder means a person who is eligible to vote under the mutual insurer's articles of incorporation or bylaws and who is also a policyholder of the mutual insurer as of the date on which the reorganization plan or merger plan is initially approved by the board of directors of the mutual insurer.

33-13A-11

Prohibitions on voting stock

The majority of the voting stock of the reorganized stock insurer, which is required by this Code section to be at all times owned by a mutual insurance holding company, shall not be conveyed, transferred, assigned, pledged, subject to a security interest or lien, encumbered, or otherwise hypothecated or alienated by the mutual insurance holding company or intermediate stock holding company. Any conveyance, transfer, assignment, pledge, security interest, lien, encumbrance, hypothecation, or alienation of, in or on the majority of the voting stock of the reorganized stock insurer that is required by this Code section to be at all times owned by a mutual insurance holding company, is in violation of the provisions of this Code section and shall be void in inverse chronological order of the date of such conveyance, transfer, assignment, pledge, security interest, lien, encumbrance, hypothecation, or alienation as to the shares necessary to constitute a majority of such voting stock. The majority of the voting stock of the reorganized stock insurer that is required by this Code section to be at all times owned by a mutual insurance holding company shall not be subject to execution and levy. The shares of the capital stock of the surviving or new company resulting from a merger or consolidation of two or more reorganized stock insurers or two or more intermediate stock holding companies that were subsidiaries of the same mutual insurance holding company are subject to the same requirements, restrictions, and limitations as provided in this Code section to which the shares of the merging or consolidating reorganized stock insurers or intermediate stock holding companies were subject as provided in this Code section prior to the merger or consolidation.

33-13A-12

Prohibition on tax increases

It is the intent of the General Assembly that the formation of a mutual insurance holding company shall not increase the Georgia tax burden of the mutual insurance holding company system and that a reorganized stock insurer shall continue to be subject to Georgia insurance premium taxation in lieu of all other taxes except as provided in Chapter 8 of this title.

33-13A-13

Rules and regulations

The Commissioner shall have the authority to promulgate rules and regulations to implement and enforce the provisions of this chapter.

Exhibit B

MAG Mutual Corporate Structure

Before the Reorganization



Policyholders
Member rights
Contract rights
MAG Mutual
Insurance Company
Subsidiaries

After the Reorganization



MAG Mutual Holding Company
Member rights
100%
MAG Mutual Intermediate Holding Company
100%
Policyholders
Converted MAG Mutual
Contract rights
Subsidiaries